UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Promithian Global Ventures, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Wyoming

    Date of organization
    February 6, 2008

Physical address of issuer
406 E. 300 S., Salt Lake City, UT 84111

Website of issuer
www.promithianglobalventures.com

Name of intermediary through which the Offering will be conducted
trucrowd.com

CIK number of intermediary
0001667145

SEC file number of intermediary
007-00015

CRD number, if applicable, of intermediary
283063

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
8.0% of the amount raised and $10,000.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the common stock issued..

Name of qualified third party "Escrow Agent" which the Offering will utilize
Capitalis Group, Inc.

Type of security offered
Common Stock

Target number of Securities to be offered
20,000

Price (or method for determining price)
$0.50

Target offering amount
$10,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the issuer's discretion

Maximum offering amount (if different from target offering amount)
$1,250,000.00

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,000,021.00	$1,002,470.00
Cash & Cash Equivalents	$21.00	$2,470.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$19,435.00	$5,715.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$619,380.00	-$162,538.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 16, 2023

FORM C

Up to $1,250,000.00

Promithian Global Ventures, Inc.



Promithian Global Ventures, Inc. Common Stock Units of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Promithian Global Ventures, Inc., a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Promithian Global Ventures, Inc. Common Stock Units of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,250,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through trucrowd.com (the "Intermediary"). The Intermediary will be entitled to receive 8% of the total amount raised. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$0	$50.00
Aggregate Minimum Offering Amount	$10,000.00	$800.00	$9,200.00
Aggregate Maximum Offering Amount	$1,250,000.00	$100,000	$1,150,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   trucrowd.com will receive 2% of Common Stock issued. in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.promithianglobalventures.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 16,, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

CAPITALIS GROUP, INC., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.promithianglobalventures.com

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Promithian Global Ventures, Inc. (the "Company") is a Wyoming Corporation, formed on February 6, 2008. The Company was formerly known as Promithian, Inc. Promithian Mining.

The Company is located at 406 E. 300 S., Salt Lake City, UT 84111.

The Company's website is www.promithianglobalventures.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Promithian Global Ventures, Inc. (PGVI) is a precious metals exploration, development, mining and refining company. Promithian Global is focused on gold and silver assets in Aboso, Ghana and Yukon, Canada. The Promithian Global Ventures, Inc. (PGVI) target properties all host mineralization that are excellent candidates for high grade, small scale, underground mines.

The Offering

Minimum amount of Promithian Global Ventures, Inc. Common Stock Units of Common Stock being offered	20,000
Total Promithian Global Ventures, Inc. Common Stock Units of Common Stock outstanding after Offering (if minimum amount reached)	87,970,234
Maximum amount of Promithian Global Ventures, Inc. Common Stock Units of Common Stock	2,500,000
Total Promithian Global Ventures, Inc. Common Stock Units of Common Stock outstanding after Offering (if maximum amount reached)	90,450,234
Purchase price per Security	$0.50
Minimum investment amount per investor	$50.00
Offering deadline	December 31, 2023
Use of proceeds	See the description of the use of proceeds herein
Voting Rights	One vote per share.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to

develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gasses, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Philip J. Wheelton, Seth Opoku, and Stephen T. Mooney who are President, April 2013 - present. Chairman, April 2013 - present., Director, August 2021 - present., Director, May 2013 - present. Secretary, May 2013 - present., , of the Company. The Company has or intends to enter into employment agreements with Philip J. Wheelton, Seth Opoku, Stephen T. Mooney, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Philip J. Wheelton, Seth Opoku, Stephen T. Mooney, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Philip J. Wheelton, Seth Opoku, Stephen T. Mooney, and in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Philip J. Wheelton, Seth Opoku, Stephen T. Mooney, die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. Canada and Ghana.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including:marketing and sales efforts, supply chain, etc..COVID 19 and its side effects such as Quarantines,may negatively affect employees and their ability to perform their duties, suppliers, their employees, and overall ability to fulfill orders and the economy as a whole by damagings people's mental health and supply chain shortages may cause standard of living to decrease, cost of living to increase and any of these may cause our employees to seek additional or different employment, and or quarantine potentially causing them mental health to decline, which affect our operation.. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

* an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

* an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

* a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs;

* a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including [lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities]. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate in our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S.

and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Risk Factors

Any investment in our common stock involves a high degree of risk. You should carefully consider the following information about those risks, together with the other information contained in this Form C and any other filings we make with the SEC before you decide whether to buy any Shares. Should any one or more of these risks actually materialize, the results of our operations and our financial condition would likely suffer. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. We have incurred losses from inception and may never generate profits.

We cannot guarantee that an active trading market will develop for our common stock.

There is currently no public market for our common stock and there can be no assurance that a regular trading market for our common stock will ever develop or that, if developed, it will be sustained. Therefore, purchasers of our common stock should have a long-term investment intent and should recognize that it may be difficult to sell the Shares.

The shares being offered are defined as "penny stock", the rules imposed on the sale of the shares may affect your ability to resell any shares you may purchase, if at all.

The shares being offered are defined as a "penny stock" under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of 5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you may purchase in this offering in the public markets.

We lack operating revenue which may cause our business to fail.

Since the Company's principal activities to date have been primarily limited to organizational activities, and acquiring a property with potential for developing a drilling program, Promithian Global Ventures, Inc. has earned no revenues. Consequently, there is limited operating history upon which to base an assumption that the Company will be able to achieve its business plans, which could cause a Prospective Investor to lose his or her entire investment.

We are reliant on our primary officer and Director.

Our Chairman, and President, Philip J. Wheelton, currently makes all the final decisions regarding the acquisition, development and exploration of properties in which the Company will invest. In particular, Mr. Wheelton makes the decisions regarding: (i) whether to stake, purchase, or option, a certain property; (ii) whom would be retained to do a geological survey to ascertain the property's viability; and (iii) whether a property should be designated as a property in which to expend exploration dollars.

The Company is wholly dependent, at the present, upon the personal efforts and abilities of Mr. Wheelton who will exercise control over the day-to-day affairs of the Company, and is engaged in other activities, and devotes limited time to the Company's activities. This situation will continue until the Company's business warrants and the Company is able to afford an expanded staff. There can be no assurance given that the company's mine development efforts will be successful; and thus, enable the company to raise the funds necessary to employ all essential personnel on a full-time basis nor that the Company's proposed operations will prove to be profitable. The Company will continue to be highly dependent on the continued services of its executive officer, and a limited number of other senior technical Directors, Officers and Consultants. Loss of the services of one or more of these individuals could have a material adverse effect on the company's operations. As Mr. Wheelton is involved in other business opportunities, we may face a conflict in his selection between Promithian Global Ventures, Inc. and his other business interests. We have not formulated a policy for the resolution of such conflicts. If we lose Mr. Wheelton, a senior Director, or Officer to other pursuits without a sufficient warning we may, consequently, go out of business.

We are still a development-stage company and there is no guarantee that we will be successful in implementing our business plan.

Promithian Global Ventures, Inc. was incorporated on February 6, 2008. The Company operates on a March 31 fiscal year. Currently, the Company has one employee and is being operated by its President and Chairman, Mr. Philip J. Wheelton. The Company is in its initial stages of development with no income. We have only limited management personnel, and we are still engaged in structuring our management and our proposed operations. We have a limited operating history that can be evaluated by Prospective Investors. Our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of significant operating history. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including our ability to successfully find, acquire, and bring into production economically viable precious metal properties. General economic conditions such as the spot price of the Gold and Silver will play a large part in determining the economic viability of any mining property and are constantly changing. There can be no assurance that we will achieve our projected goals or accomplish our business plans; and such failure could have a material adverse effect on us and the value and price of our securities.

Our officers have limited experience in our industry in Ghana and we may be forced to rely on consultants.

Because Mr. Wheelton has limited experience in Ghana and the mining of its' Gold deposits; Mr. Wheelton may, from time to time, retain consultants experienced in the Ghana mining industry to: (i) assist him in determining which properties to stake, purchase, option, or lease; (ii) assist him in obtaining the geological evidence to make decisions on whether or not to proceed with the development of the properties; and (iii) assist him in determining whether the property should be brought to the point of preparing a feasibility study to determine if the property can be put into production economically. The loss of Mr. Wheelton would have adverse effects on the continued operational viability of the Company, as would his inability to retain competent consultants in the Ghana Gold exploration and mining industry.

We may need to obtain additional financing.

At March 31, 2022, the Company had working capital of approximately $0.00. The Company estimates that it will require approximately $6,000,000 to fully implement its current business plan: Aboso Toll Mill construction.

The Company will be required to seek additional sources of financing which may include raising additional capital from the sales of Company securities and/or entering into debt-financing arrangements.

There is no guarantee that we will be able to secure such additional financing, if required, or that any financing available will be on terms acceptable to us. Any additional offerings of our stock will dilute the holdings of our then-current shareholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding. At the present time, we do intend to obtain debt financing from a lending institution. If necessary, Mr. Wheelton or other shareholders may agree to loan funds to the Company, although there are no formal agreements with Mr. Wheelton, or any other shareholder, to do so. If we obtain debt financing, we will need to divert funds to make payments of interest and/or principal owed on the debt. Debt financing could subject our operations to restrictions imposed by the lender, hindering our ability to operate in the manner best determined by our management and/or Board of Directors, with the potential that such restrictions could impede or prevent our growth and/or negatively impact our revenue available for operations.

We are dependent upon our primary officer and director and consultants the loss of which could negatively affect our business.

The Company is dependent upon the efforts of its President and Chairman, Mr. Philip J. Wheelton, and consultants to the Company. Should Mr. Wheelton leave the company or be otherwise unable to perform his duties, or should any of our consultants cease their activities on behalf of the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. The Company is small and Mr. Wheelton has limited experience in establishing and managing large-scale operations. At this time, Philip J.. Wheelton holds the positions of Director, President, and Chairman. We are also dependent on certain key consultants in connection with our business activities.

We have entered into an employment agreement with Mr. Wheelton, but do not maintain key-man life insurance on Philip Wheelton. The day-to-day activities are being executed by the President and Chairman of the Company, Mr. Wheelton, with assistance from its CFO and Secretary. Unless and until additional employees are hired, our attempt to manage our projects and obligations with such a limited staff could have material adverse consequences, including without limitation, a possible failure to meet , contractual, or SEC deadline, or other business related obligations.

We may be unable to grow our business at an acceptable pace, or may not be able to effectively manage any actual growth.

We may not be able to adequately finance the complete implementation of our business plan. We may not be able to locate any commercially feasible amounts of minerals. Even if such amounts of minerals are located we may not be able to extract sufficient amounts of minerals. Furthermore, we may not be able to generate sufficient revenues from any minerals we are successful in extracting. Our inability to accomplish any of our goals, as set forth in our business plan, may have a negative effect on our ability to adequately grow our business, which would in turn likely have a negative effect on the ability of any Prospective Investor to realize any financial benefit from their investment in the Company. If we are unable to effectively manage our anticipated growth, our business, financial results and financial condition will be materially and adversely affected. Our inability to effectively manage our future growth will have a material adverse effect on us. We anticipate that we will proceed with the development of a Gold Toll Mill in Aboso, Ghana. This will place a strain on our managerial, operational, and financial resources. We will initially use outside consultants and specialists to provide construction, legal counsel and preliminary accounting until such persons are required on a full time or ongoing basis. Our future employment of personnel is dependent on the financing we obtain. There can be no assurance that we will be able to effectively manage our Gold Toll Mill, or that the operations will produce satisfactory results.

We may be subject to government laws and regulations particular to our operations with which we may be unable to comply.

We may not be able to comply with all current and future government regulations which are applicable to our business. Our business operations are subject to all government regulations normally incident to conducting business (e.g., occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation, income tax and social security laws and regulations, environmental laws and regulations, consumer safety laws and regulations, etc.) as well as to governmental laws and regulations applicable to small public companies and their capital formation efforts. In addition, we are subject to laws and regulations regarding the development of mineral properties in Ghana, Canada and the USA. Although we will make every effort to comply with applicable laws and regulations, we can provide no assurance of our ability to do so, nor can we predict the effect of those regulations on our proposed business activities. Our failure to comply with material regulatory requirements would likely have an adverse effect on our ability to conduct our business and could result in our cessation of active business operations.

We may be subject to environmental laws and regulations particular to our operations with which we are unable to comply.

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration and development activity. The Company is currently in the initial development stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified. Compliance with environmental regulations will likely be expensive and burdensome on the Company. The expenditure of substantial sums on environmental matters will have a materially negative effect on our ability to implement our business plan and grow our business.

The Exploration, Development and Mining Industry is highly competitive, and we are at a disadvantage since many of our competitors are better funded.

Discovering and developing a mineral prospect is highly speculative. There are many companies in this industry which are already established and who are better financed and/or who have closer working relationships with productive mining companies which places our firm at a competitive disadvantage. The goal of the Company will be to explore and develop the Aboso Mine Property. The construction of a Gold Toll Mill is the first phase. The second phase will be the continued expansion of the Gold Toll Mill. The final phase will be the re-opening of the underground mine. We have not entered into any agreements with any third parties to purchase any gold or silver from our property, nor have we identified any potential purchasers in that regard. The inability to generate sufficient revenues could cause us to cease active business operations.

Other risks relating to the common stock

A significant portion of our outstanding shares may become free trading in the future and, if sold in large quantities, may adversely affect the market price for our common stock.

The Board of Directors could issue stock to prevent a takeover by an acquirer or shareholder group.

The Company's authorized but unissued capital stock consists of 62,049,766 shares of common stock. There are three series of preferred stock A, B, and C issued or authorized. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group, by treating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by affecting an acquisition that might complicate or preclude the takeover, or otherwise. The Company does not contemplate any additional issuances of common stock for this purpose at this time. However, if such "super-voting" stock were to be issued it would have a materially adverse effect on the aggregate voting power of the then existing shareholders of the company.

We could offer warrants, options and debentures and dilute holdings of Investors

As of March 31, 2022, there are no outstanding warrants or options to purchase common stock of the Company. Should the Company choose to offer incentive options to its key employees, the existence of these options may hinder our future equity offerings, and the exercise of these options would further dilute the interests of all of our then existing shareholders. Future resale of the shares of common stock issuable on the exercise of warrants and/or options may have an adverse effect on the prevailing market price of our common stock. Furthermore, the holders of warrants and/or options may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.

Additional shares of common stock may be issued without shareholder approval.

Promithian Global Ventures, Inc. has authorized capital of 150,000,000 shares of common stock, par value $0.001 per share, and three series of preferred stock. As of March 31, 2022, there were

87,950,234 shares of common stock issued and outstanding. Our board of directors has authority, without action or vote of our shareholders, to issue all or part of the authorized but unissued shares. Any issuance of shares described in this paragraph will dilute the percentage ownership of our then existing shareholders and may dilute the book value of the common stock.

The Company does not expect to be able to pay dividends in the near future.

To date we have not paid, nor do not plan to pay in the foreseeable future, dividends on our common stock, even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to shareholders. Prospective Investors will likely need to rely on an increase in the price of Promithian Global Ventures, Inc. stock to profit from his or her investment. There are no guarantees that any market, for our common stock, will ever develop or that the price of our stock will ever increase. If Prospective Investors Purchase Shares pursuant to this Offering, they must be prepared to not be able to liquidate their investment and/or lose their entire investment.

Going Concern Considerations.

The Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Unanticipated costs and expenses, or the inability to generate revenues, could require additional financing, which would be sought through equity or debt financing, or asset sales. The fact that there are going concern considerations may make raising additional funds or obtaining loans more difficult. To the extent financing is not available, the Company may not be able to, or may be delayed in, implementing its business plan, developing its property and/or meeting its obligations. This could result in the entire loss of any investment in the Shares. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements. Details regarding these concerns are included in the notes to the audited Financial Statements included in this filing.

Management's plan to mitigate the threat to the continuation of the business will be to attempt to secure additional equity financing, secure bank or private lines of credit, or secure joint venture partners. The Company has evaluated its options in these regards, Promithian Global Ventures, Inc. has identified two potential sources of debt financing to develop its' Gold Toll Mill and Aboso Mine Gold property.

Risks Related to the Securities

The Promithian Global Ventures, Inc. Common Stock Units of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Promithian Global Ventures, Inc. Common Stock Units of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Promithian Global Ventures, Inc. Common Stock Units of Common Stock. Because the Promithian Global Ventures, Inc. Common Stock Units of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Promithian Global Ventures, Inc. Common Stock Units of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration

under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Promithian Global Ventures, Inc. Common Stock Units of Common Stock may also adversely affect the price that you might be able to obtain for the Promithian Global Ventures, Inc. Common Stock Units of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Purchasers do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Promithian Global Ventures, Inc. (PGVI) is a precious metals exploration, development, mining and refining company. Promithian Global is focused on gold and silver assets in Aboso, Ghana and Yukon, Canada. The Promithian Global Ventures, Inc. (PGVI) target properties all host mineralization that are excellent candidates for high grade, small scale, underground mines.

Business Plan

See Exhibits B and C

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
The Company's principal product will be, high grade, silver-polymetallic ore; or gold.	Mine to Market - Gold & Silver!	World wide.

On March 16, 2021 the Company signed a legally binding Agreement with Adudanfed Company Limited of Accra, Ghana. The Company agreed to purchase a 16.07 square kilometer gold concession covering the historic (1905-1956) Aboso Mine. The purchase is an all-cash transaction whereby the Company will pay one million USD to Adudanfed over a three-year period. Adudanfed will relinquish all their rights and responsibilities to PGVI under the Agreement. The Government of Ghana through the Ghana Mineral Commission will retain a ten percent ownership of the property.

On April 1, 2016. The Company entered into an agreement with Noble Research & Development Ltd. To purchase the rights to their precious metals refining technology ("5-9's Technology") as well as certain refining equipment. The purchase price for the 5-9's Technology was 200,000 shares of Series C preferred stock for a purchase price of $1,000,000, The $1,000,000 has been capitalized and disclosed as an intangible asset.

Competition

The Company's primary competitors are Dozens of small and medium sized gold and silver mines around the world selling into a large market for gold and silver. The selling price is determined internationally.

Ghana is a very low-cost mining jurisdiction!

Supply Chain and Customer Base

Labour and diesel fuel are the main inputs. The Aboso mine will be an underground mine.

None.

Intellectual Property

The Company is dependent on the following intellectual property:

On April 1, 2016. The Company entered into an agreement with Noble Research & Development Ltd. To purchase the rights to their precious metals refining technology ("5-9's Technology") as well as certain refining equipment. The purchase price for the 5-9's Technology was 200,000 shares of Series C preferred stock for a purchase price of $1,000,000, The $1,000,000 has been capitalized and disclosed as an intangible asset.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Mining and Toll Mill	Mineral Commission	Toll Mill Permit	TBD*	TBD*

* the application for this permit has not yet been submitted, but will be necessary for our operations.

Brown field site. The historic mine ran from 1905 until 1956. The local community and national government want the mine reopened. Mine and Toll Mill permitting is routine in Ghana.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 406 E. 300 S., Salt Lake City, UT 84111

The Company has the following additional addresses: 1574 Gulf Road, Point Roberts, WA, 98281

The Company conducts business in Yukon, Canada. Aboso, Ghana.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Promithian Mining (Yukon), Inc.	C-Corporation	Yukon, Canada	July 29, 2010	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%%	$800	8.00%	$100,000
Campaign marketing expenses or related reimbursement	0.00%	$0	2.00%	$25,000
Estimated Attorney Fees	10.00%	$1,000	0.80%	$10,000
Estimated Accountant/Auditor Fees	10.00%	$1,000	0.80%	$10,000
General Marketing	15.00%	$1,500	4.00%	$50,000
Purchase of Real Property	0.00%	$0	80.00%	$1,000,000
Repayment of obligations in arrears	0.00%	$0	2.00%	$25,000
General Working Capital	57.00%	$5,700	2.40%	$30,000
Total	**100.00%**	**$10,000**	**100.00%**	**$1,250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the issuer's discretion, we may amend our use of proceeds in response to unforeseen development, in order to engage in new opportunities as they become available, or otherwise in order to act or react to situations or opportunities that were otherwise unavailable or not considered prior to the raise that the management believes to be in the best interest of the company. Finally, any unforeseen act of government or nature that might arise.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Philip J. Wheelton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, November 2013 - present. Chairman, November 2013 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President & Chairman, Promithian Global Ventures, Inc. April 2013 - present

Education

Mr. Philip J. Wheelton, President and Chairman, has been the President of Promithian Global Ventures, Inc. since November 2013. Mr. Wheelton has been the President of Promithian Inc., since January 1, 2001. He has over 25 years of experience as a private businessman and President of a number of publicly traded resource companies. In addition, he spent several years working in the North American securities industry with a number of Canadian investment firms. He graduated from the University of Western Ontario with a Bachelor of Arts (Honors) degree in Political Economy. Following this, he attended two years of graduate studies at McGill University, carrying out advanced work in the field of Political Economy. You can view his online resume profile on LinkedIn.

Name

Dr. Seth Opoku

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Operating Officer, August 2021 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Operations, Promethean Global Ventures Inc, August 2021 - Present.
Acting General Manager, Adamus Resources Limited, November 2019 - August 2021

Education

Dr. Seth Opoku, PhD., Director of Operations, is a holder of a PhD in Mining Engineering from University of the Witwatersrand, Johannesburg, South Africa; as well as an MSc in Mining Engineering and a Bachelor of Science (Honors) in Geodetic Engineering from Kwame Nkrumah University of Science and Technology (KNUST), Kumasi, Ghana. Dr. Seth Opoku has over 26 years mining engineering experience obtained in mine survey, short and long term mine planning and mining projects in the mining industry. He holds a Mine Managers Certificate of Competence from the Minerals Commission in Ghana. He has worked in various mines and countries across the globe, notably among them are as follows: AngloGold Ashanti Obuasi mines and Adamus Resources Limited in Ghana, AngloGold Ashanti Siguiri mines in Guinea, AngloGold Ashanti Sadiola mines in Mali, AngloGold Ashanti Navachab mines in Namibia, AngloGold Ashanti corporate office in Johannesburg, AngloGold Ashanti Kopanang and AngloGold Ashanti Mponeng mines in South Africa. His project work for his PhD allowed him to know more about AngloGold Ashanti Geita mines in Tanzania, AngloGold Ashanti Sunrise Dam mines in Australia and AngloGold Ashanti Cerro Vangudia (CVSA) mines in Argentina. Dr. Opoku's latest position was as Acting General Manager with Adamus Resources Limited in Ghana. You can view his profile on LinkedIn.

Name

Stephen T. Mooney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, May 2013 - present. Secretary, May 2013 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of the Yukon Cold Climate Innovation Centre at Yukon College - 2020 - Present

Education

Mr. Stephen Mooney, P.Eng., Director, Secretary, has been the Director of the Yukon Cold Climate Innovation Centre at Yukon College for the past three years. Mr. Mooney is a Canadian Technology and innovations specialist who guides the development, commercialization and export of sustainable cold climate technologies. He promotes the practical application of cold climate technologies for subarctic regions around the world. From 2002 to 2010, Mr. Mooney worked in telecommunications for Northwestel in product development, product management and marketing while designing and pricing various technologies across Northern Canada. Prior to that, he spent half a decade developing and implementing computer software throughout the United States. Mr. Mooney is a Professional Engineer registered with the Association of Professional Engineers of Yukon. He has a Bachelor of Science in Industrial Engineering from the Technical University of Nova Scotia and has been certified in Professional Project Management. You can view his online resume profile on LinkedIn.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Philip J. Wheelton

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, November 2013 - present. Chairman, November 2013 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President & Chairman, Promithian Global Ventures, Inc.

Education

Mr. Philip J. Wheelton, President and Chairman, has been the President of Promithian Global Ventures, Inc. since November 2013. Mr. Wheelton has been the President of Promithian Inc., since January 1, 2001. He has over 25 years of experience as a private businessman and President of a number of publicly traded resource companies. In addition, he spent several years working in the North American securities industry with a number of Canadian investment firms. He graduated from the University of Western Ontario with a Bachelor of Arts (Honors) degree in Political Economy. Following this, he attended two years of graduate studies at McGill University, carrying out advanced work in the field of Political Economy. You can view his online resume profile on LinkedIn.

Name

Dr. Seth Opoku

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Operating Officer, August 2021 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Operations, Promethean Global Ventures Inc, August 2021 - Present.
Acting General Manager, Adamus Resources Limited, November 2019 - August 2021

Education

Dr. Seth Opoku, PhD., Director of Operations, is a holder of a PhD in Mining Engineering from University of the Witwatersrand, Johannesburg, South Africa; as well as an MSc in Mining Engineering and a Bachelor of Science (Honors) in Geodetic Engineering from Kwame Nkrumah University of Science and Technology (KNUST), Kumasi, Ghana. Dr. Seth Opoku has over 26 years mining engineering experience obtained in mine survey, short and long term mine planning and mining projects in the mining industry. He holds a Mine Managers Certificate of Competence from the Minerals Commission in Ghana. He has worked in various mines and countries across the globe, notably among them are as follows: AngloGold Ashanti Obuasi mines and Adamus Resources Limited in Ghana, AngloGold Ashanti Siguiri mines in Guinea, AngloGold Ashanti Sadiola mines in Mali, AngloGold Ashanti Navachab mines in Namibia, AngloGold Ashanti corporate office in Johannesburg, AngloGold Ashanti Kopanang and AngloGold Ashanti Mponeng mines in South Africa. His project work for his PhD allowed him to know more about AngloGold Ashanti Geita mines in Tanzania, AngloGold Ashanti Sunrise Dam mines in Australia and AngloGold Ashanti Cerro Vangudia (CVSA) mines in Argentina. Dr. Opoku's latest position was as Acting General Manager with Adamus Resources Limited in Ghana. You can view his profile on LinkedIn.

Name

Stephen T. Mooney

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, May 2013 - present. Secretary, May 2013 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of the Yukon Cold Climate Innovation Centre at Yukon College - 2020 - Present

Education

Mr. Stephen Mooney, P.Eng., Director, Secretary, has been the Director of the Yukon Cold Climate Innovation Centre at Yukon College for the past three years. Mr. Mooney is a Canadian Technology and innovations specialist who guides the development, commercialization and export of sustainable cold climate technologies. He promotes the practical application of cold climate technologies for subarctic regions around the world. From 2002 to 2010, Mr. Mooney worked in telecommunications for Northwestel in product development, product management and marketing while designing and pricing various technologies across Northern Canada. Prior to that, he spent half a decade developing and implementing computer software throughout the United States. Mr. Mooney is a Professional Engineer registered with the Association of Professional Engineers of Yukon. He has a Bachelor of Science in Industrial Engineering from the Technical University of Nova Scotia and has been certified in Professional Project Management. You can view his online resume profile on LinkedIn.

Advisors to the President

Name

Craig A. Cyr

Education

Mr. Craig A. Cyr, B. Eng, P.Eng., Director, is a senior mining engineer with over two billion dollars worth of mine acquisition experience. He has provided project management and consulting services to mining industry clients in the United States, Canada and the Caribbean. Mr. Cyr's technical and project management experience includes mine design, planning, optimization; as well as, production cost estimating, mine permitting, regulatory compliance, and subsurface investigations. Mr. Cyr provides senior management level advice during target mine acquisitions; including but not limited to, reserve estimates, operations, environmental, regulatory, and financial due diligence covering targeted mining operations. Mr. Cyr has over fifteen years' experience with North American Reserve and Gulf Canada Operations. He is the Mining and Reserve Manager at Lafarge. You can view his online resume profile on LinkedIn.

Name

Leila Miganei

Education

Leila Miganei, PhD., Director holds a PhD. in Environmental Engineering from the Clausthal University of Technology (CUT) in Clausthal, Germany. Ms. Miganei received a three-year doctoral scholarship from Wilhelm-Schumann-Stiftung, Penneberg, Germany. Ms. Miganei was formerly a Research Associate at the Institute of Mineral and Waste Processing, CUT, Clausthal, Germany. Leila Miganei "developed process engineering steps for … electronic scrap recycling to generate high quality copper and precious metal concentrates". Leila Miganei has published seven articles on her work, so far. Leila is presently the principal of Miganei Consulting Company located in Vancouver, British Columbia. Ms. Leila Miganei speaks English, German, Farsi, and conversational Spanish. You can view her online resume profile on LinkedIn.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Washington, USA. / Accra, Ghana.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Philip J. Wheelton	Employment Contract	July 11, 2016	n/a

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	87,950,234
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	97.4%

Type of security	Series C Preferred Stock
Amount outstanding	475,796
Voting Rights	Five votes per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	475,796 Series C shares, if all were converted, would add 2,378,980 Common shares.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.6%

Type of security	Series B Preferred Stock
Amount outstanding	1,200
Voting Rights	10 votes per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	1,200 Series B shares, if all were converted, would add 12,000 Common shares.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.00013%

The Company has the following debt outstanding:

Type of debt	Accounts Payable
Amount outstanding	$19,435.00*
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	*This represents the company's accounts payable at end of the period covered in the financial statements. These have been paid and are no longer owed.

Type of debt	Accrued Officer Compenstation
Amount outstanding	$57,185.00
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	Similar debt in the past has traditionally been handled via corporate resolution to forgive/convert debt.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	101,020	$17,720.00	Working capital	March 31, 2022	4(a)(1)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 45,164,607.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

In the future, the Company may rely on another generally recognized and accepted valuation method or combinations of valuation methods for the value of the Company and/or its securities.

Ownership

Promithian Global Ventures, Inc. is majority owned by its President & Chairman, Philip J. Wheelton.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Philip J. Wheelton	96.7%

Following the Offering, the Purchasers will own 0.02% of the Company if the Minimum Amount is raised and 2.76% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations, Liquidity and Capital Resources

Please see Exhibits B and C

The Company has the following sources of capital in addition to the proceeds from the Offering: 1. $5,000,000 Toll Mill capital construction loan. Ten-year term. 3% interest only payments once a year. One-year construction delayed interest payment. Loan principal due at the end of year ten or loan may be extended. 2. $ 5,000,000 Toll Mill expansion loan. Ten-year Term. 4% interest only payments once a year. One year of construction delayed interest payment. Loan principal due at the end of year ten or loan may be extended.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
1. Purchase of Crushing/grinding CIL/CIP plant and spare parts from a Chinese manufacturer - $1,150,000 (See Synopsis).

Two capital construction - expansion loans have been negotiated.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 2,500,000 of Promithian Global Ventures, Inc. Common Stock Units of Common Stock for up to $1,250,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by the offering deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the issuer's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Capitalis Group, Inc. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Paper Certificate in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Resource estimate of gold in the ground times the current price of gold divided by the shares outstanding. Aboso Mine Gold Concession Proven Ore: 468,850 tons@ 0.27 ozs/ton (8.39 g/ton) (126,472 ozs) Probable Ore: 2,166,012 tons@ 0.23ozs/ton (7.11 g/ton) (495,475 ozs) Total: 2,634,862 tons@ 0.24ozs/ton (7.34 g/ton) (621,947 ozs) Possible Ore: 24,543,536 tons above 0.15 ozs/ton (approx. 4.9 million ozs if the average grade is assumed to be 0.2 ozs/ton) Aboso Historic Production: 8,850,000 tons@ 0.32ozs/ton (9.8g/ton) (2,800,000ozs) (Lonrho Feasibility Study, 1974) The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through trucrowd.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
8.0% of the amount raised and $10,000.00

Stock, Warrants and Other Compensation
2% of Common Stock issued.

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Securities Transfer Corporation.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information..

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 150,000,000 shares of common stock, par value $0.001000 per share, of which 87,970,234 common shares will be issued and outstanding, and (ii) 20,000,000 shares of preferred stock, par value $0.001000 per share, of which 475,796 preferred shares will be issued and outstanding .

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: One vote per common share

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Promithian Global Ventures, Inc. Common Stock Units of Common Stock nor do stockholders have the right to require the Company to repurchase or redeem their shares.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Philip J. Wheelton
Relationship to the Company	President & Chairman
Total amount of money involved	$865,000.00
Benefits or compensation received by related person	Received 86,500,000 common shares in 2014.
Benefits or compensation received by Company	Mineral property.
Description of the transaction	Purchase of mineral property.

Related Person/Entity	Stephen Mooney, Craig Cyr.
Relationship to the Company	Directors
Total amount of money involved	$137,000.00
Benefits or compensation received by related person	5,000 Preferred C Shares each in September 2014.
Benefits or compensation received by Company	Mineral Property.
Description of the transaction	Purchase of mineral property.

Conflicts of Interest

Other than the Transaction with related persons described above, to the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders. The Board has approved the above described transactions pursuant to terms that it deems to be favorable to the Company.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Philip J. Wheelton
_____
(Signature)

Philip J. Wheelton
_____
(Name)

President & Chairman
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Philip J. Wheelton
_____
(Signature)

Philip J. Wheelton
_____
(Name)

President & Chairman
_____
(Title)

_____
(Date)

/s/Seth Opoku
_____
(Signature)

Seth Opoku
_____
(Name)

Director, Chief Operating Officer
_____
(Title)

_____
(Date)

(Signature)

Stephen T. Mooney

(Name)

Director & Secretary

(Title)

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Philip J. Wheelton, being the founder of Promithian Global Ventures, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of March 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended March 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending March 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Philip J. Wheelton
(Signature)

Philip J. Wheelton
(Name)

President & Chairman
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Promithian Global Ventures, Inc. Toll Mill - Synopsis
Exhibit C   Aboso Mine Gold Concession - Table



EXHIBIT A *Financial Statements*

Promithian Global Ventures, Inc.
Financial Statements
For the fiscal years ended March 31, 2022 and 2021

Promithian Global Ventures, Inc.
Financial Statements
For the fiscal years ended March 31, 2022 and 2021
Index to Reviewed Financial Statements

CF Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

September 27, 2022

INDEPENDENT ACCOUNTANT REVIEW REPORT

The Board of Directors
Promithian Global Ventures, Inc.
149, 406 E 300 S
Salt Lake City, Utah 84111

REPORT ON FINANCIAL STATEMENTS

We have reviewed the accompanying balance sheet of Promithian Global Ventures, Inc. (the company) as of March 31, 2021 and 2022 and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting principles generally accepted in the United States of America; and this includes the design, implementation, and maintenance of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT'S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Promithian Global Ventures, Inc. as of March 31, 2021 and 2022, in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

AMJAD N I ABU KHAMIS

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

PROMITHIAN GLOBAL VENTURES, INC.
BALANCE SHEETS
(Reviewed)

	March 31, 2022	March 31, 2021
ASSETS		
Current Assets:		
Cash	$ 21	$ 2,470
Total Current Assets	21	2,470
Intangible Asset	1,000,000	1,000,000
Total Assets	$ 1,000,021	$ 1,002,470
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 19,435	$ 5,715
Accrued officer compensation	57,185	—
Due to related parties	—	9,378
Total Liabilities	76,620	15,093
Stockholders' Equity (Deficit):		
Series A Preferred Stock, $0.001 par value, 10,000,0000 shares authorized, 1 share issued and outstanding	—	—
Series B Preferred Stock, $0.001 par value, 90,000,0000 shares authorized, 1,200 shares issued and outstanding	1	1
Series C Preferred Stock, $0.001 par value, 20,000,0000 shares authorized, 475,796 and 403,776 shares issued and outstanding, respectively	476	404
Common stock, $0.001 par value, 150,000,000 shares authorized, 87,950,234 and 87,900,234 shares issued and outstanding, respectively	87,950	87,900
Common stock to be issued	2,000	—
Additional paid in capital	3,423,643	2,870,361
Accumulated Deficit	(2,590,669)	(1,971,289)
Total Stockholders' Equity	923,401	987,377
Total Liabilities and Stockholders' Equity	$ 1,000,021	$ 1,002,470

The accompanying notes are an integral part of these financial statements.

PROMITHIAN GLOBAL VENTURES, INC.
STATEMENTS OF OPERATIONS
(Reviewed)

	For the Years Ended March 31,			
		2022		2021
Operating Expenses:				
Officer compensation	$	175,000	$	145,000
Director compensation		110,000		—
General and administrative		334,380		17,538
Total operating expenses		619,380		162,538
Loss from operations		(619,380)		(162,538)
Net loss	$	(619,380)	$	(162,538)
Loss per share, Basic & diluted	$	(0.01)	$	(0.00)
Weighted average shares outstanding – basic & diluted		87,932,837		87,824,234

The accompanying notes are an integral part of these financial statements

PROMITHIAN GLOBAL VENTURES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Reviewed)

	Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid-in Capital	Common Sock To be Issued	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, March 31, 2020	1,200	$ 1	403,776	$ 404	87,824,234	$ 87,824	$ 2,702,112	$ —	$ (1,808,751)	$ 981,590
Conversion of related party debt	—	—	7,250	7	—	—	36,243	—	—	36,250
Forgiveness of accrued salary – related party	—	—	—	—	—	—	88,975	—	—	88,975
Conversion of stock – related party	—	—	(15,200)	(15)	76,000	76	(61)	—	—	—
Preferred stock sold for cash	—	—	8,620	8	—	—	43,092	—	—	43,100
Net loss	—	—	—	—	—	—	—	—	(162,538)	(162,538)
Balance, March 31, 2021	1,200	1	404,446	404	87,900,234	87,900	2,870,361	—	(1,971,289)	987,377
Conversion of related party debt	—	—	2,750	3	—	—	9,372	—	—	9,375
Forgiveness of accrued salary – related party	—	—	—	—	—	—	56,780	—	—	56,780
Stock issued for director services	—	—	19,000	19	—	—	109,981	—	—	110,000
Stock issued for officer compensation	—	—	7,000	7	—	—	29,993	—	—	30,000
Preferred stock sold	—	—	9,100	9	—	—	28,491	—	—	28,500
Conversion of stock	—	—	(10,000)	(10)	50,000	50	(40)	—	—	—
Common stock sold	—	—			—	—		2,000	—	2,000
Stock issued for services	—	—	43,500	44	—	—	318,705	—	—	318,749
Net loss	—	—	—	—	—	—	—	—	(619,380)	(619,380)
Balance, March 31, 2022	1,200	$ 1	475,796	$ 476	87,950,234	$ 87,950	$ 3,423,643	$ 2,000	$ (2,590,669)	$ 923,401

The accompanying notes are an integral part of these financial statements

PROMITHIAN GLOBAL VENTURES, INC.
STATEMENTS OF CASH FLOWS
(Reviewed)

		For the Years Ended March 31,		
		2022		2021
Cash flows from operating activities:				
Net loss	$	(619,380)	$	(162,538)
Adjustments to reconcile net loss to net cash used in operations:				
Preferred stock issued for services – related party		140,000		—
Preferred stock issued for services		318,749		—
Change in assets and liabilities:				
Accounts payable		13,717		(4,706)
Accrued compensation		113,965		125,224
Net cash used by operating activities		(32,949)		(42,020)
Cash flows from financing activities:				
Cash overdraft		—		(2,422)
Advance from related party		—		3,812
Proceeds from the sale of common stock		2,000		—
Proceeds from the sale of preferred stock		28,500		43,100
Net cash provided by financing activities		30,500		44,490
Net change in cash		(2,449)		2,470
Cash at beginning of year		2,470		—
Cash at end of year	$	21	$	2,470
Cash paid for:				
Interest	$	—	$	—
Taxes	$	—	$	—
Supplemental disclosure of non-cash activities				
Conversion of accrued compensation	$	—	$	36,250
Forgiveness of accrued compensation – related party	$	56,780	$	88,974
Conversion of debt – related party	$	9,375	$	—

The accompanying notes are an integral part of these financial statements

PROMITHIAN GLOBAL VENTURES, INC.
Notes to Financial Statements (Reviewed)

March 31, 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the State of Nevada, under the name Tripod International Inc., on February 6, 2008 and established a fiscal year end of March 31. On April 27, 2009 the Company changed its name to Midex Gold Corp. On May 6, 2013 the Company changed its name to Promithian Global Ventures, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the estimated useful lives of property and equipment. Actual results could differ from those estimates.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period. The weighted average number of common shares outstanding and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. There are no potentially dilutive common shares for the years ended March 31, 2022 and 2021.

Recently issued accounting pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 – GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have sufficient working capital, nor does it have operations or a source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. The Company has an accumulated deficit as of March 31, 2022. The Company will be dependent upon the raising of additional capital through placement of our common stock in order to implement its business plan, or merge with an operating company. There can be no assurance that the Company will be successful in either situation in order to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts of and classification of liabilities that might be necessary in the event the company cannot continue in existence. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern.

NOTE 4 – SIGNIFICANT TRANSACTION

On March 16, 2021 the Company signed a legally binding Agreement with Adudanfed Company Limited of Accra, Ghana. the Company agreed to purchase a 16.07 square kilometer gold concession covering the historic (1905-1956) Aboso Mine. The purchase is an all-cash transaction whereby the Company will pay one million USD to Adudanfed over a three-year period. Adudanfed will relinquish all their rights and responsibilities to PGVI under the Agreement. The Government of Ghana through the Ghana Mineral Commission will retain a ten percent ownership of the property.

NOTE 4 – INTANGIBLE ASSET

On April 1, 2016. The Company entered into an agreement with Noble Research & Development Ltd. To purchase the rights to their precious metals refining technology ("5-9's Technology") as well as certain refining equipment. The purchase price for the 5-9's Technology was 200,000 shares of Series C preferred stock for a purchase price of $1,000,000, The $1,000,000 has been capitalized and disclosed as an intangible asset. The refining equipment is to be purchased for $258,095(CAN$) no later than January 31, 2023.

NOTE 5 – COMMON STOCK

During the year ended March 31, 2022, the Company sold 1,167 shares of common stock for total cash proceeds of $2,000. As of March 31, 2022, the shares have not yet been issued by the transfer agent and are presented as common stock to be issued.

NOTE 6 – PREFERRED STOCK

Series A

The Company is currently authorized to issue up to 10,000,000 shares of Series A preferred stock, par value $0.001, 90,000,000 shares of Series B preferred stock, par value $0.001, and 20,000,000 shares of Series C preferred stock, par value $0.001.

Each share of Series A Preferred Stock has a price of $1.00. The Series A Preferred Stock has no conversion rights, is entitled to ten (10) votes per share owned and is entitled to dividends.

Series B

On June 29, 2021, the Company's Board approved a change in the price of its Series B Preferred Stock from $10.00 a share to $20.00 a share. On December 29, 2021, the Company's Board approved a change in the price of its Series B Preferred Stock from $20.00 a share to $5.00 a share. The Series B Preferred Stock shall be convertible at any time and/or from time to time, into ten (10) shares of the Corporation's common stock. The holders of Series B are entitled to ten (10) votes per share owned and is entitled to dividends.

Series C

On June 29, 2021, the Company's Board approved a change in the price of its Series C Preferred Stock from $5.00 a share to $10.00 a share. On December 29, 2021, the Company's Board approved a change in the price of its Series C Preferred Stock from $10.00 a share to $2.50 a share. The Series C Preferred Stock shall be convertible at any time and/or from time to time, into five (5) shares of the Corporation's common stock. The holders of Series C are entitled to five (5) votes per share owned and is entitled to dividends.

During the year ended March 31, 2022:

- The Company sold 9,100 shares of Series C Preferred Stock for total cash proceeds of $28,500.
- The Company issued 43,500 shares of Series C Preferred Stock for total non-cash expense of $318,749.
- A holder of Series C Preferred Stock converted 5,000 shares of preferred stock into 25,000 shares of common stock.

Refer to Note 7 for Preferred Stock issued to a related party.

NOTE 7 - RELATED PARTY TRANSACTION

During the year ended March 31, 2022:

- The Company granted Leila Miganei, Director, 5,000 shares of Series C preferred stock for services for total non-cash compensation expense of $25,000.
- The Company granted Aleksandr Zakharov, Director, 7,000 shares of Series C preferred stock for services for total non-cash compensation expense of $30,000.
- The Company granted Seth Opoku, Director, 7,000 shares of Series C preferred stock for services for total non-cash compensation expense of $55,000.
- The Company granted Rachel Boulds, CFO, 7,000 shares of Series C preferred stock for services for total non-cash compensation expense of $30,000.
- The Company owed Stephen Mooney, Director, $9,378 for cash advances to the Company. The advances were made to pay for general operating expenses, are non-interest bearing and due on demand. During the year ended March 31, 2022, the amount due was converted into 2,750 shares of Series C preferred stock.
- Philip Wheelton, CEO, forgave of $56,780 of accrued compensation due to him. The $56,780 was credited to additional paid in capital.
- Philip Wheelton converted 5,000 Series C preferred stock into 25,000 shares of common stock.

Exhibit B   Promithian Global Ventures, Inc. Toll Mill - Synopsis

PROMITHIAN GLOBAL VENTURES, INC.

www.promithianglobalventures.com

Promithian Global Ventures, Inc., PGVI's, objective is to become a fully integrated miner, toll mill operator, refiner, and processor of precious metals. A fully integrated mill/refiner/processor of precious metals is capable of all services necessary to process other suppliers' raw materials: hard rock ore, tailings, and gold dust. Promithian will eventually mine its' own property and manufacture precious metals into alloyed products for the jewellery and industrial sectors of the economy: wire, plate, industrial products, etc.

Promithian Global Ventures, Inc. is seeking, five million US dollars ($5,000,000) to construct a potentially highly profitable toll mill on its' own gold concession to take advantage of lightly regulated local miners producing high grade and low-cost ore and tailings in the area.

In March 2021 Promithian Global Ventures, Inc. (PGVI) concluded negotiations and signed a legally binding Agreement to purchase a 16.07 square kilometer gold concession covering the historic Aboso Mine in Ghana. The gold concession covers the locality of Abosso, in the Western Region of Ghana. Regulated hard rock mines in Ghana are producing gold at less then $800.00 US an ounce.

The concession covers the three shafts and twenty-two working levels of the closed Aboso Mine. The mine exploited a Witwatersrand Type conglomerate gold deposit from the early 1900's through to 1956. In 1974 a full feasibility study was prepared on the property for the Government of Ghana. The Lonrho Feasibility Study documented the Aboso Mine Gold Concessions' history and remaining resources:

Proven Ore:	468,850 tons@ 0.27 ozs/ton (8.39 g/ton) (126,472 ozs)
Probable Ore:	2,166,012 tons@ 0.23ozs/ton (7.11 g/ton) (495,475 ozs)
Total:	2,634,862 tons@ 0.24ozs/ton (7.34 g/ton) (621,947 ozs)
Possible Ore:	24,543,536 tons above 0.15 ozs/ton (approx. 4.9 million ozs if the average grade is assumed to be 0.2 ozs/ton)
Aboso Historic Production:	8,850,000 tons@ 0.32ozs/ton (9.8g/ton) (2,800,000ozs)

(Lonrho Feasibility Study, 1974)

At this time, Promithian Global Ventures, Inc. has determined the following six sources of gold ore, tailings and gold dust exist within and around Promithians' Aboso Mine Gold Concession:

1. Legal small-scale miners are using the existing shafts of the mine to enter the top 10 working levels to scavenge high-grade ore. They are recovering between forty to forty-five million US dollars' worth of ore (with grades between 10 g/t and 80 g/t) a year. The small-scale miners are hand processing the ore and recovering approximately thirty percent of the gold.

2. The small-scale miners' tailings heaps have been tested and graded between 14.5 and 15.5 g/ton gold with a 93.4 % recovery rate.

3. Dried tailings ponds containing 8,850,000 of original Aboso Mine tailings exist. Tailings from mills of that generation are mined and milled elsewhere and can assay from 2.5 to 4.5 g/ton. Five substantial pits exist on the property indicating tailings have been removed and trucked off the property. Processing already transported to surface, crushed, and ground tailings has an extremely low cost.

4. Nearby small-scale miners are currently producing and trucking ore to two other toll mills in the region. An Aboso toll mill would reduce their trucking distance and cost. Over the course of a year, as their contracts expired, they would migrate to an Aboso toll mill. Grades vary but would average 5.5 to 7.5 g/ton.

5. Nearby small-scale miners are currently producing and trucking dried tailings from closed mine site tailings' ponds to two other toll mills in the region. An Aboso toll mill would reduce their trucking distance and cost. Over the course of a year, as their contracts expire, they would migrate to an Aboso toll mill. Processing already transported to surface, crushed, and ground tailings has an extremely low cost.

6. Alluvial miners in the region produce a gold dust that could be purchased and refined in a Promithian refinery once phase two of the Aboso toll mill/refinery/processing plant is completed. This is the lowest cost gold of all and can be purchased for under $700.00 an ounce for cash at the miners' location.

PGVI's greatest potential for gross profit lies with the toll milling of ore and tailings from Ghanaian only, lightly regulated, small-scale miners. Toll mills operate on a 50%/50% split with their suppliers. Secondly, once refining equipment is integrated into the Promithian Toll Mill gold dust can be purchased from alluvial miners. Once manufacturing and alloying equipment is integrated into the Promithian Toll Mill/ Refinery the sale of higher end manufactured products will be possible. Toll milling ore and tailings will produce gold at a large discount to the spot price while refining and manufacturing a higher than spot price product is the goal.

The proceeds of the loan will be directed towards accomplishing the following objective:

1. The construction of a thirty ton per hour (30 tph) toll mill in Aboso, Ghana.

Promithian Toll Mill Budget:

		Operational	Capital	
	PROMITHIAN GLOBAL VENTURES, INC.			
	ABOSO TOLL PLANT BUDGET			
1	Accra Office costs for one year –	$ 70,000.00	$ 30,000.00	
2	1 Land Cruiser 4 x 4		$ 120,000.00	
3	2 Pick up for Senior workers		$ 60,000.00	
4	1 Workers Bus		$ 60,000.00	
5	Toll License - Mineral Commission Fee	$ 10,000.00		
6	Purchase of crushing/grinding CIL/CIP Plant		$ 1,000,000.00	
7	Transportation to site	$ 100,000.00		
8	Construction Costs		$ 200,000.00	
9	Building to host Mill		$ 150,000.00	
10	Extra Parts/commissioning/ engineer from China		$ 150,000.00	
11	Bridge – weight scale		$ 100,000.00	
12	Ooperating capital – Aboso/Ghana	$ 500,000.00		
14	Salary for Executive Director for 1 Year	$ 180,000.00		
15	Compensation for land and Tailings storage	$ 25,000.00		
16	Site offices construction		$ 60,000.00	
17	Fencing and CCTV camera Installations		$ 50,000.00	
18	Construction works pipes for water to plant and Tailings Dam		$ 100,000.00	
19	Connection of Electricity to site		$ 50,000.00	
20	Maintenance of process plant	$ 100,000.00		
21	Reagents	$ 100,000.00		
22	Ghana legal - Promithian Global Ghana Company Limited		$ 25,000.00	
23	Permit study costs – Operating Plan - required to get environmental permit	$ 250,000.00		
24	PGVI - Corporate filings/ legal & Accounting upgrading of PGVI/ Audit/ SEC S-1 filing		$ 350,000.00	
25	Contingency 5%		$ 159,750.00	
26	30 Workers- 4 Senior offices, 10 officers and 10 Junior offices)- 6 months	$ 300,000.00		
27	Looder to feed the plant	$ 120,000.00	$ 120,000.00	
28	2 Dump Trucks		$ 250,000.00	
29	Fuel Bay and Gents set		$ 50,000.00	
30	Mobile Servicing- LV, Loaders, Trucks, Gents set	$ 20,000.00	$ 20,000.00	
31	Meals, Medicals, Insuarance , Social security & PPE	$ 40,000.00		
	Total	$ 1,815,000.00	$ 3,104,750.00	$ 4,919,750.00

Promithian Toll Mill Monthly Cash Flow Projections Using 7.5 g/t, 10 g/t, and 14.4 g/t Feed Material:

	HOUR	Day	Month	Mil Utilisation 96%	Average Grade	Recovery	Ounces conversion Factor	Gold Price	Treatment Cost $/Ox	All in sustaining cost 1090 $/Ox	Gold Price- Cost$	50/50 Sharing Per Month ($)
Assumptions	30 TPH	24	30	0.96	**7.5**	0.9	0.03527396	1,600	174	800	800	
Plant throughput	30 TPH	720	21600	20,736	155,520	139,968	4,937				3,949,781	1,974,890

	HOUR	Day	Month	Mil Utilisation- 96%	Average Grade	Recovery	Ounces conversion Factor	Gold Price	Treatment Cost $/Ox	All in sustaining cost 1090 $/Ox	Gold Price- Cost$	50/50 Sharing Per Month ($)
Assumptions	30 TPH	24	30	0.96	**10**	0.9	0.03527396	1,600	174	800	800	
Plant throughput	30 TPH	720	21,600	20,736	207,360	186,624	**6,583**				5,266,374	**2,633,187**

	Hour	Day	Month	Mill Utilisation- 96%	Average Grade	Recovery	Ounces conversion factor	Gold Price $/Ox	Treatment Cost $/Ox	All in sustaining cost 1090 $/Ox	Gold Price- Cost ($)	50/50 Sharing Per Month ($)
Assumptions	30 TPH	24	30	0.96	**14.4**	0.90	0.03527396	1,600.00	174.00	800.00	800.00	
Plant throughput	30 TPH	720.00	21,600	20,736	298,598	268,738	**9,479**				7,583,578	**3,791,789**

Phase two of the Promithian project will involve:

1. Acquiring additional refining, alloying, and manufacturing equipment. The addition of this equipment will allow Promithian to capture the high profit margins discussed above.
2. Increasing Promithian Global Ventures, Inc.'s cash and inventory position.

Promithian refinery budget:

a) To acquire refining equipment: $1,500,000
b) To acquire alloying and manufacturing equipment: $1,500,000
c) Plant equipment installation: $400,000
d) Precious metals inventory build-up: $1,000,000
e) To provide unallocated working capital: $600,000

TOTAL: $5,000,000

The technology used by Promithian Global Ventures, Inc. for the refining of precious metals is a hydro-chemical process. The technology's (5-9's technology) versatility lies primarily with the fact that it is a chemical process that can accomplish the refining with a minimum amount of transferring and movement of the product. The bulk of the extraction process is done in one vessel by treating the metal bearing material with a combination of chemicals. Each chemical is designed to remove various contaminants. A typical final product, such as gold, will assay 99.99+ pure. Silver can be refined to 99.9+ pure. Platinum and palladium can also be refined.

Chemical refining is more economical than conventional melting refining. The raw material is refined to precious metals in three to five days, while the industry standard is much longer. The process recovers a higher yield of precious metals than from melting refining techniques alone. This results in lower unit costs and the ability to economically handle smaller quantities.

Waste products from the Promithian refining process are innocuous and can be discharged directly into a sanitary sewer. Ore tailings can be economically and safely disposed of in municipal landfill sites.

Gold alloys are used extensively in the jewelry industry. 22K gold is an alloy of 24K, pure, gold (91.7%) and an alloy of silver and copper (8.3%), its' color is yellow. 18K gold is an alloy of 24K gold (75%) and an alloy of silver and copper (25%), yellow. 18K gold is a binary alloy of 24K gold and silver (25%) which has a greenish color. 18K gold a binary alloy of 24K gold (75%) and copper (25%) which is reddish. 18K gold with a ternary alloy of 24K gold (75%) and silver (6%) and copper (19%), pink. 18K gold with a quaternary alloy of 24K gold (75%) and copper (8%) and zinc (5%) and nickel (12%), grey. 18K white gold a ternary alloy of 24K gold (75%) and silver (10%) and palladium (15%), silvery white. 14K gold an alloy of 24K gold (58.5%) and an alloy of silver and copper (41.5%), yellowish. 12K gold is an alloy of pure gold (50%) and an alloy of silver and copper (50%), yellow. 10K gold is an alloy of 24K gold (41.7%) and an alloy of silver and copper (58.3%), yellow color. 9K gold is an alloy of pure gold (37.5%) and an alloy of silver and copper (62.5%), yellow color. Significant mark-ups exist in the Jewelry industry.

The use of gold in modern industry is widespread. Its' uses are most often found in the transport industry, chemistry and petrochemical production, energy, electronics and manufacturing of measuring instruments, telecommunications, nanotechnology, defense, aviation, and space industry. Gold is used as a welding material for thermocouples and galvanometers. Electrical contacts in the field of microelectronics are made of gold. Galvanic gold plating of individual surfaces, boards and connections is widespread. Coatings for mirrors intended for operation in the far infrared range use gold. Ultrahigh vacuum research is carried out with gold. The glass industry uses gold to reflect infrared rays. Gold is also used for medicinal purposes such as the treatment of Tuberculosis, tumors, and arthritis. Gold is antimicrobial. The emerging "green" industry will use gold for carbon free energy and technologies. Significant profit margins exist everywhere gold is used in industry.

Mine to high-end market is the Promithian Global Ventures, Inc. business model. It begins with a toll mill to take advantage of low cost and lightly regulated small-scale miners in and around the Aboso Mine Gold Concession. This first step will be followed by refining, alloying, and finally manufacturing of high value finished products in the jewelry and industrial industries. Nonetheless, the profits from a Promithian Toll Mill will be significant given the high-grade ore being produced by small scale miners. Promithian believes it will produce gold at lower than eight hundred dollars' an ounce. A greater than fifty percent discount to the current spot price!

Exhibit C   Aboso Mine Gold Concession - Table

PROMITHIAN GLOBAL VENTURES, INC.
PGVI

Aboso Mine Gold Concession

Proven Ore:	468,850 tons@ 0.27 ozs/ton (8.39 g/ton) (126,472 ozs)
Probable Ore:	2,166,012 tons@ 0.23ozs/ton (7.11 g/ton) (495,475 ozs)
Total:	**2,634,862 tons@ 0.24ozs/ton (7.34 g/ton) (621,947 ozs)**
Possible Ore:	24,543,536 tons above 0.15 ozs/ton (approx. 4.9 million ozs if the average grade is assumed to be 0.2 ozs/ton)
Aboso Historic Production:	8,850,000 tons@ 0.32ozs/ton (9.8g/ton) (2,800,000ozs)

(Lonrho Feasibility Study, 1974)